Exhibit 99.2

Management’s Discussion and Analysis

Financial Performance

Manulife Financial Corporation is the largest insurance company in Canada, the second largest in North America and the sixth largest in the world based on market capitalization. We provide financial protection and wealth management products and services, to both individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities and mutual funds. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance. We also provide investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.

In this document, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Net Income

The Company’s shareholders’ net income for 2007 was $4,302 million, up eight per cent from $3,985 million reported in 2006. The increase in earnings was a result of business growth including higher fee income related to the growth in funds under management across all wealth management businesses and strong investment performance. In 2007, the changes in actuarial methods and assumptions contributed $33 million to shareholders’ net income compared to $24 million in 2006. These increases were partially offset by a charge for asset repositioning at the beginning of 2007 as a result of moving to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”; less favourable credit experience compared to a very strong 2006; and the non-recurrence of unusually strong investment results in the John Hancock Fixed Products business in 2006. The strengthened Canadian dollar reduced earnings by $227 million.

Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2007	2006	2005
Revenue
Premium income	$19,744	$19,104	$18,587
Investment income
Investment income	9,531	10,193	9,849
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	810	240	87
Other revenue	5,448	4,657	4,166
Total revenue	$35,533	$34,194	$32,689
Policy benefits	$20,211	$19,912	$19,871
General expenses	3,387	3,352	3,404
Investment expenses	983	841	746
Commissions	4,008	3,546	3,338
Interest expense	1,032	932	762
Premium taxes	248	270	244
Non-controlling interest in subsidiaries	58	5	2
Total policy benefits and expenses	$29,927	$28,858	$28,367
Income before income taxes	$5,606	$5,336	$4,322
Income taxes	(1,377)	(1,366)	(1,031)
Net income	$4,229	$3,970	$3,291
Loss attributed to participating policyholders	73	15	3
Net income attributed to shareholders	$4,302	$3,985	$3,294
Preferred share dividends	(30)	(30)	(14)
Net income available to common shareholders	$4,272	$3,955	$3,280
Diluted earnings per share	$2.78	$2.51	$2.03
Dividends per common share	$0.88	$0.73	$0.58

4	2007 Annual Report

Earnings per Common Share and Return on Common Shareholders’ Equity

Diluted earnings per common share for 2007 were $2.78, up 11 per cent from $2.51 in 2006. The return on common shareholders’ equity for 2007 was 18.4 per cent, up from 16.8 per cent for 2006. Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (“AOCI”) on available-for-sale (“AFS”) securities and cash flow hedges.

Premiums and Deposits

Premiums and deposits for 2007 were $69.4 billion, up seven per cent compared to $64.9 billion in 2006. The strengthened Canadian dollar dampened the growth in premiums and deposits. On a constant currency basis, premiums and deposits increased by 12 per cent.

General fund premiums were $19.7 billion in 2007, up three per cent from $19.1 billion in 2006, driven primarily by increased utilization of John Hancock Variable Annuity’s Dollar Cost Averaging Program, which enables customers to purchase Variable Annuities over time by means of monthly payments. On a constant currency basis, premiums in our life businesses increased as a result of both sales and in-force business growth.

Segregated fund deposits were $37.2 billion in 2007, up 12 per cent from $33.3 billion in 2006. This growth was driven by strong sales of guaranteed minimum withdrawal benefit products and higher recurring deposits from the growing block of in-force participants in our wealth management businesses.

Mutual fund deposits were $9.4 billion, up one per cent from $9.3 billion in 2006. The growth was a result of expansion of our fund offerings in Hong Kong and the Other Asia Territories. ASO premium equivalents were $2.4 billion in 2007, up seven per cent from $2.2 billion in 2006 and relate to administrative services in Canadian Group Benefits. Other fund deposits of $0.7 billion declined from $1.1 billion in 2006 due to the suspension of SignatureNotes sales resulting from the current low inflation environment, which makes these inflation-indexed products less competitive. Other funds include College Savings products, SignatureNotes and Private Managed Accounts within U.S. Wealth Management.

Premiums and Deposits

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
General fund premiums	$19,744	$19,104	$18,587
Segregated fund deposits	37,227	33,287	31,786
Mutual fund deposits	9,368	9,270	7,408
ASO premium equivalents	2,373	2,225	2,150
Other fund deposits	726	1,053	1,375
Total premiums and deposits	$69,438	$64,939	$61,306

Investment Income

Investment income was $10.3 billion for 2007, down one per cent from $10.4 billion reported in 2006 due to the impact of the strengthened Canadian dollar and less favourable credit experience compared to a very strong 2006. This was largely offset by an increase in general fund net assets and appreciation of real estate and timber holdings.

Investment Income

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Interest income	$8,212	$8,281	$8,084
Dividend, rental and other income	900	809	687
Provision for impairment, net	(44)	(1)	(140)
Realized gains on assets backing surplus[1]	463	1,104	1,218
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	810	240	87
Total investment income	$10,341	$10,433	$9,936
Yield	6.4%	6.7%	6.2%

[1]	Amounts in 2006 and 2005 include amortization of deferred net realized gains and move to market adjustments for stock securities.

Other Revenue

Other revenue was $5.4 billion for 2007, up 17 per cent from $4.7 billion in 2006. Fee income in the wealth management businesses increased due to higher average assets under management.

Policy Benefits

Policy benefits were $20.2 billion for 2007, up two per cent from $19.9 billion in 2006. Maturity and surrender benefits declined, down 17 per cent from 2006 due to lower scheduled maturities in John Hancock Fixed Products institutional products. Policy benefits expense increased by $1.5 billion related to the change in actuarial liabilities. The increase is due to growth in premiums; changes in maturities and surrenders; and business growth.

2007 Annual Report	5

Policy Benefits

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Death, disability and other claims	$6,104	$5,949	$6,449
Maturity and surrender benefits	8,111	9,814	10,398
Annuity payments	3,098	3,316	3,366
Policyholder dividends and experience rating refunds	1,556	1,528	1,569
Net transfers to segregated funds	952	432	465
Change in actuarial liabilities	390	(1,127)	(2,376)
Total policy benefits	$20,211	$19,912	$19,871

General Expenses

General expenses were $3.4 billion in both 2007 and 2006. On a constant currency basis, expenses were up four per cent due to increased personnel expense from higher staff levels to support business growth and normal compensation increases.

Investment Expenses

Investment expenses were $983 million, up 17 per cent from $841 million in 2006. The increase is primarily due to higher sub-advisory fees from growth in segregated fund assets.

Investment Expenses

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Related to invested assets	$376	$336	$313
Related to segregated, mutual and other funds[1]	607	505	433
Total investment expenses	$983	$841	$746

[1]	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

Commissions

Commissions were $4.0 billion in 2007, up 13 per cent from $3.5 billion in 2006. The increase was driven by strong sales, particularly within John Hancock Variable Annuities and Canadian Individual Wealth Management where sales increased 18 per cent and 27 per cent respectively.

Interest Expense

Interest expense was $1,032 million in 2007, up 11 per cent from $932 million in 2006. The increase was primarily due to an increase in bank deposit volumes in the Canadian banking operations.

Income Taxes

Income taxes were $1,377 million in 2007, up one per cent from $1,366 million in 2006. The effective tax rate in 2007 was 24.6 per cent and in 2006 was 25.6 per cent. The reduction in effective tax rate in 2007 was primarily due to the higher impact of international operations in 2007.

Funds Under Management

Funds under management were $396.3 billion as at December 31, 2007, $18.1 billion lower than $414.4 billion reported a year ago. The decrease was attributable to the $53 billion negative impact of the strengthened Canadian dollar and $2.2 billion of scheduled maturities of John Hancock Fixed Products institutional products, partially offset by strong net policyholder cash flows and favourable equity market performance.

Funds Under Management

As at December 31

(Canadian $ in millions)	2007	2006	2005
General fund	$161,300	$171,320	$166,548
Segregated funds held by policyholders [1]	174,981	172,259	139,855
Mutual and other funds [1]	60,067	70,805	65,345
Total funds under management	$396,348	$414,384	$371,748

[1]

Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

6	2007 Annual Report

Fourth Quarter Results

Net Income

The Company’s shareholders’ net income for the fourth quarter of 2007 was $1,144 million, four per cent higher than $1,100 million reported a year earlier. The increase in earnings was a result of higher fee income related to the growth in funds under management in the wealth management businesses and strong investment performance, partially offset by the unfavourable impact of equity markets on segregated fund guarantee reserves and the decline in interest rates. The strengthened Canadian dollar reduced earnings by $163 million.

Premiums and Deposits

Premiums and deposits for the quarter were $17.4 billion, up 10 per cent from $15.8 billion reported in the fourth quarter of 2006. This increase reflects growth across all of our divisions, including record sales for John Hancock Life, Canadian Individual Life and Canadian Individual Wealth Management. On a constant currency basis, premiums and deposits grew by 23 per cent.

Financial Highlights

For the quarter ended December 31

(Canadian $ in millions)	2007	2006
Shareholders’ net income	$1,144	$1,100
Premiums and deposits	$17,414	$15,819

Moving Forward

We are well positioned in each of the markets in which we operate and our global diversity provides us with one of the best growth platforms in the industry. Our more than 22,000 employees and thousands of distribution partners serve millions of customers in 19 countries and territories around the world. Our diverse international operations allow us to leverage our people, products, technology and expertise quickly and effectively in new markets.

2007 Annual Report	7

U.S. Insurance

Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. Our John Hancock Life business focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. Our John Hancock Long Term Care business provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. We distribute our products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a national network of independent career agencies offering innovative insurance and wealth management solutions to individuals, families and businesses.

In 2007, U.S. Insurance contributed 17 per cent of the Company’s shareholders’ net income, nine per cent of total premiums and deposits and as at December 31, 2007, accounted for 14 per cent of the Company’s funds under management.

Financial Performance

U.S. Insurance’s shareholders’ net income for 2007 was $755 million, an increase of 21 per cent from $622 million reported in 2006. On a U.S. dollar basis, earnings increased 31 per cent driven by business growth and strong investment results. This increase was partially offset by unfavourable claims experience in John Hancock Long Term Care, lower mortality gains in John Hancock Life compared to the strong results in 2006 and increased losses on new business as a result of record sales during the year from both businesses.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$5,279	$5,488	$5,382	$4,942	$4,839	$4,450
Investment income
Investment income	2,884	2,982	2,868	2,691	2,630	2,369
Realized and unrealized gains on assets supporting policy liabilities	413	–	–	462	–	–
Other revenue	627	614	620	585	542	512
Total revenue	$9,203	$9,084	$8,870	$8,680	$8,011	$7,331
Policyholder benefits	$5,927	$6,051	$6,091	$5,587	$5,336	$5,030
General expenses	615	610	574	575	538	474
Investment expenses	133	124	98	125	109	83
Commissions	1,253	1,196	1,042	1,183	1,055	863
Other	140	168	138	131	148	114
Total policy benefits and expenses	$8,068	$8,149	$7,943	$7,601	$7,186	$6,564
Income before income taxes	$1,135	$935	$927	$1,079	$825	$767
Income taxes	(380)	(313)	(313)	(361)	(276)	(259)
Net income attributed to shareholders	$755	$622	$614	$718	$549	$508

Premiums and Deposits

Premiums and deposits were $6.5 billion, down three per cent from $6.7 billion reported in 2006. On a U.S. dollar basis, premiums and deposits increased by three per cent due to higher renewal premiums and deposits resulting from John Hancock Life’s in-force business growth as well as increased sales and in-force business growth in John Hancock Long Term Care.

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			U .S. $
	2007	2006	2005	2007	2006	2005
Premium income	$5,279	$5,488	$5,382	$4,942	$4,839	$4,450
Segregated fund deposits	1,259	1,225	1,284	1,177	1,080	1,060
Total premiums and deposits	$6,538	$6,713	$6,666	$6,119	$5,919	$5,510

Funds Under Management

Funds under management decreased eight per cent, or $4.9 billion, to $56.4 billion at December 31, 2007 as a result of the strengthened Canadian dollar. On a U.S. dollar basis, funds under management grew by nine per cent primarily as a result of business growth in both John Hancock Life and John Hancock Long Term Care.

8	2007 Annual Report

Funds Under Management

As at December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
General fund	$45,037	$48,675	$46,507	$45,578	$41,770	$39,889
Segregated funds	11,387	12,583	11,374	11,525	10,798	9,755
Total funds under management	$56,424	$61,258	$57,881	$57,103	$52,568	$49,644

Moving Forward

Our goal in U.S. Insurance is to profitably grow the industry leading positions we hold in both the John Hancock Life and John Hancock Long Term Care insurance markets, while expanding the JHFN national network of independent career agencies.

The anticipated transfer of generational wealth by the baby boomer population segment is expected to provide a favorable environment as John Hancock Life seeks to build on its record as one of its industry’s top sellers, particularly within the affluent market. To that end, John Hancock Life will continue to pursue its core strategy of product innovation, strong distribution through multiple channels, solid new business services, and sophisticated underwriting expertise. This includes delivery of a continuous stream of new products to meet market demand while achieving a high internal rate of return. Product launches planned for early 2008 include new versions of key non-guaranteed and guaranteed universal life products, as well as the continued roll-out of our new Standard Plus underwriting class, which will further enhance our competitive position. John Hancock Life’s distribution strategy focuses on fuller development of existing distribution relationships and the establishment of new ones along all points of the sales chain. The addition of more wholesalers to reach more producers is a priority. Improving new business service levels is another goal, one that we expect will become a competitive advantage. This will be accomplished by reducing processing times through targeted initiatives and the use of technology. Our competitive underwriting advantage will be maintained by investing in internal training and development programs to ensure a consistent supply of talent as the business grows.

Demographic trends are also favorable for the John Hancock Long Term Care business as it aims to establish a #1 market share position in Retail, up from #2, and to maintain and grow its #1 position in Group. Product leadership, distribution depth and service excellence will be the key means to achieve these goals. Leading Edge continues to be promoted in the individual market, and CorporateChoice and Corporate Solutions in the small-to-mid size group market segments. A Guaranteed Increase Option rider has been recently added to Leading Edge, enhancing product appeal and flexibility for consumers. Distribution initiatives in 2008 will focus on the end seller as the primary customer, and include establishing a national network of third party wholesalers to support under-served producers. The distributor experience with John Hancock will be enhanced by a streamlined new business process, improved response time and increased accuracy, whereas consumers are expected to benefit from ongoing improvements to the claims management systems and processes.

JHFN is the leading distributor of our life and long-term care insurance products, and also continues to be a significant seller of John Hancock’s wealth management products. We expect to drive sales growth in the coming year through further development and expansion of both career agents and agencies. We have established strong relationships with our agencies and are developing programs that will continue to attract new financial representatives to our organization.

2007 Annual Report	9

U.S. Wealth Management

Our U.S. Wealth Management operation provides a variety of personal and family oriented wealth management products and services to select individual and business markets, and also provides institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has four core business lines.

■	John Hancock Retirement Plan Services provides 401(k) plans to small and medium-sized businesses.

■	John Hancock Variable Annuities offers products primarily to middle and upper-income individuals.

■	John Hancock Mutual Funds offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

■	John Hancock Fixed Products offers fixed deferred and immediate annuities to individuals, and payout annuities and a variety of fee- and spread-based products to institutional clients.

In 2007, U.S. Wealth Management contributed 26 per cent of the Company’s shareholders’ net income, 51 per cent of total premiums and deposits, and as at December 31, 2007, accounted for 44 per cent of the Company’s funds under management.

Financial Performance

U.S. Wealth Management’s shareholders’ net income for 2007 was $1,100 million, a decrease of three per cent from $1,136 million reported in 2006. On a U.S. dollar basis, earnings increased two per cent, led by higher fee income on higher average assets in John Hancock Variable Annuities and John Hancock Retirement Plan Services and the favourable impact of updating acquisition cost amortization schedules in Variable Annuities. Offsetting this earnings growth was the non-recurrence of unusually strong investment results in the John Hancock Fixed Products business in 2006.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$4,285	$3,741	$3,265	$4,046	$3,298	$2,704
Investment income
Investment income	2,422	2,858	3,020	2,258	2,520	2,494
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	62	–	–	71	–	–
Other revenue	2,733	2,412	2,052	2,552	2,127	1,697
Total revenue	$9,502	$9,011	$8,337	$8,927	$7,945	$6,895
Policyholder benefits	$5,380	$5,031	$4,866	$5,082	$4,434	$4,025
General expenses	794	784	790	740	692	653
Investment expenses	503	455	371	471	400	309
Commissions	1,154	1,003	923	1,080	886	763
Other	166	158	176	157	139	146
Total policy benefits and expenses	$7,997	$7,431	$7,126	$7,530	$6,551	$5,896
Income before income taxes	$1,505	$1,580	$1,211	$1,397	$1,394	$999
Income taxes	(405)	(444)	(343)	(373)	(392)	(283)
Net income attributed to shareholders	$1,100	$1,136	$868	$1,024	$1,002	$716

Premiums and Deposits

Premiums and deposits were $35.3 billion, unchanged from $35.3 billion reported in 2006. On a U.S. dollar basis, premiums and deposits increased by six per cent over 2006 due to growth in the Variable Annuities and Retirement Plan Services businesses. General fund premiums represented 12 per cent of total premiums and deposits and were primarily attributable to our Fixed Products business. These premiums also include the fixed rate investment option on Retirement Plan Services and Variable Annuities products. General fund premium growth of 23 per cent was primarily due to increased utilization of Variable Annuities’ Dollar Cost Averaging program partially offset by lower fixed deferred annuity sales.

Segregated fund deposits represented 65 per cent of total premiums and deposits in 2007 and are attributable to our Variable Annuities and Retirement Plan Services businesses. Variable Annuities segregated fund deposits of U.S. $9.2 billion grew eight per cent on record 2007 sales from the strength of the guaranteed minimum withdrawal benefit rider products, including Income Plus For Life (IPFL) launched in the second quarter of 2007 and Principal Plus For Life (PPFL). Retirement Plan Services segregated fund deposits of U.S. $11.8 billion increased four per cent due to higher recurring deposits from the growing block of in-force participants partially offset by the non-recurrence of the U.S. $0.6 billion deposit in 2006 for the John Hancock staff 401(k) pension plan.

Mutual fund deposits of U.S. $7.0 billion were one per cent higher than the prior year. Mutual fund deposits benefited from expanded distribution and the higher sales of Lifestyle funds and other funds managed by MFC affiliated sub-advisors. However, market demand for mutual funds in general was negatively impacted by turmoil in the equity markets. Included in other fund deposits are deposits from Private Client Group and College Savings products and deposits received on Fixed Products’ SignatureNotes. Other

10	2007 Annual Report

fund deposits of U.S. $0.7 billion declined 28 per cent from the prior year due to the suspension of SignatureNotes sales resulting from the current low inflation environment, which makes these inflation-indexed products less competitive.

Premiums and Deposits

For the years ended December 31 (in $ millions)	Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Premium income	$4,285	$3,741	$3,265	$4,046	$3,298	$2,704
Segregated fund deposits	22,831	22,645	20,208	21,233	19,962	16,715
Mutual fund deposits	7,472	7,828	5,384	6,958	6,903	4,449
Other fund deposits	726	1,053	1,375	669	927	1,135
Total premiums and deposits	$35,314	$35,267	$30,232	$32,906	$31,090	$25,003

Funds Under Management

Funds under management declined by 11 per cent, or $20.7 billion, to $176.0 billion at December 31, 2007, as the impact of the strengthened Canadian dollar more than offset strong business growth. On a U.S. dollar basis, however, funds under management increased by six per cent. This growth was principally within segregated funds due to both continued strong net policyholder cash flows and the cumulative effect of favourable equity market performance over the twelve month period in Retirement Plan Services and Variable Annuities. Other funds increased 11 per cent due to positive cash flows into 529 College Savings plans. Mutual Funds declined eight per cent largely due to redemptions from one underperforming fund. General funds under management declined six per cent primarily due to the excess of scheduled maturities over new sales within Fixed Products.

Funds Under Management

As at December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
General fund	$35,791	$44,947	$52,051	$36,221	$38,570	$44,644
Segregated funds	108,878	112,269	89,996	110,189	96,344	77,191
Mutual funds	27,585	35,499	30,248	27,917	30,464	25,944
Other funds	3,713	3,957	3,438	3,759	3,396	2,949
Total funds under management	$175,967	$196,672	$175,733	$178,086	$168,774	$150,728

Moving Forward

With businesses positioned to meet growing demand among baby boomers for retirement products, expansion of market share is a key goal for U.S. Wealth Management in 2008. John Hancock Variable Annuities is aiming for a #1 market share position, while John Hancock Mutual Funds is striving to become a top tier firm in the non-proprietary market. John Hancock Retirement Plan Services, already the leader in its principal market, is moving into new ones while growing its in-force block. John Hancock Fixed Products is repositioning itself, focusing on expanding fixed retirement income, fee based, structured settlement, and retail fixed deferred products, while strategically slowing its presence in institutional investment based products. Our U.S. Wealth Management businesses are working continually to ensure that growth is profitable and that operating efficiencies improve. Strategically, we are focused on expanding our distribution footprint, developing innovative products, and providing exceptional service.

Deepening distribution is a top priority amongst all our businesses for 2008. Variable Annuities will focus on wholesaler expansion to reach more producers in a given territory. Expansion of selling agreements with large firms, notably the early 2008 launch with Edward D. Jones, will be a major initiative. Capturing market share in banks is a priority for Variable Annuities, continuing to build on the strong growth in this channel in 2007. Retirement Plan Services will seek to leverage existing relationships within the U.S. Wealth Management organization to gain access to firms like Morgan Stanley, Edward D. Jones and Bank of America. Within Mutual Funds, an expanded sales team is ensuring increased breadth and penetration, including inroads onto key platforms.

Regarding products, in 2008, Retirement Plan Services is introducing its Guaranteed Income For Life product, providing an income guarantee for both the accumulation and income phases of retirement. Built exclusively for the 401(k) market, Guaranteed Income For Life not only enables investors to participate in equity markets while protecting their investments from market downturns, it also ensures that participants will never outlive their income.

Coming off a record-setting year in 2007, Variable Annuities will continue its efforts in the “Income Now” market with its Principal Returns rider, and will continue to address its principal “Income Later” market with refinements to its popular Income Plus For Life withdrawal benefit rider.

Fixed Products’ new product strategy focuses on development of an innovative deferred fixed retirement product while continuing to grow its Payout Annuities and Fee-based products. Mutual Funds will continue to opportunistically launch new innovative funds designed to provide a steady stream of retirement income to our customers. In addition, the adoption of the Rainier Large Cap Growth Equity Portfolio in early 2008 marks the continuation of a series of strategic fund adoptions or acquisitions for JH Mutual Funds, intended to fill out its product line.

Across U.S. Wealth Management, service improvements are in the works for 2008, including the build-out of infrastructure to support new capabilities through automation and web-based initiatives. Notably, a new unit within U.S. Wealth Management, known as Retirement Income and Rollover Solutions, is creating “cross-sell” opportunities among our various business units with the aim of helping advisors capture wealth assets for the lifetime of a client.

2007 Annual Report	11

Canadian Division

Our Canadian Division is one of the leading life insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual wealth management product offerings include segregated funds and fixed annuities, individual investment and banking products and mutual funds. Our individual insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products to members of affinity organizations, such as professional associations, and to the customers of financial institutions.

In 2007, Canadian Division contributed 26 per cent of the Company’s shareholders’ net income, 23 per cent of total premiums and deposits and, as at December 31, 2007, accounted for 22 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s shareholders’ net income for 2007 was $1,103 million, an increase of 12 per cent from $981 million reported in 2006. The increase in earnings was attributable to business growth, primarily in segregated fund assets under management and Manulife Bank, and strong investment gains. In Individual Insurance, claims experience was even more favourable than the strong results of a year ago. In both 2007 and 2006 the federal government enacted reductions in future corporate tax rates, and in 2006 there were changes in the Ontario tax rules with respect to investment income tax. While these changes contributed positively to earnings in both years, the 2007 impact was less favourable than in 2006, dampening the year over year earnings growth.

Net income attributable to participating policyholders was $3 million, as compared to a loss of $61 million in 2006. The loss in 2006 was primarily attributable to changes in actuarial assumptions related to a previously acquired block of participating business; a special dividend declared to policyholders of Manulife Canada Limited, formerly Zurich Life Insurance Company of Canada; and the impact of new business.

Summary Statements of Operations

For the years ended December 31 (Canadian $ in millions)	2007	2006	2005
Revenue
Premium income	$6,208	$5,932	$5,761
Investment income
Investment income	2,803	2,924	2,684
Realized and unrealized (losses) gains on assets supporting policy liabilities	(210)	240	87
Other revenue	996	798	734
Total revenue	$9,797	$9,894	$9,266
Policyholder benefits	$5,656	$6,402	$6,126
General expenses	976	926	882
Investment expenses	268	214	200
Commissions	952	771	726
Other	513	411	287
Total policy benefits and expenses	$8,365	$8,724	$8,221
Income before income taxes	$1,432	$1,170	$1,045
Income taxes	(326)	(250)	(248)
Net income	$1,106	$920	$797
Less net income (loss) attributed to participating policyholders	3	(61)	(12)
Net income attributed to shareholders	$1,103	$981	$809

Premiums and Deposits

Premiums and deposits for the year ended December 31, 2007 were $16.1 billion, up 19 per cent from $13.5 billion reported in 2006, led by record segregated fund deposits in our wealth management businesses. Strong growth in Group Savings and Retirement Solutions reflected new sales, driven by several large cases including one of the largest defined contribution pension plans in Canada, and recurring deposit activity from a growing block of in-force participants. Individual Wealth Management’s deposits reflected the continued sales success of the IncomePlus guaranteed minimum withdrawal benefit product introduced to the Canadian market late last year. The year over year increase in general fund premiums and ASO premium equivalents was primarily attributable to business growth in Group Benefits.

Premiums and Deposits

For the years ended December 31 (Canadian $ in millions)	2007	2006	2005
Premiums	$6,208	$5,932	$5,761
Segregated fund deposits	6,982	4,619	4,514
Mutual fund deposits	558	761	1,107
ASO premium equivalents	2,373	2,225	2,150
Total premiums and deposits	$16,121	$13,537	$13,532

12	2007 Annual Report

Funds Under Management

Funds under management of $86.1 billion at December 31, 2007 increased by 11 per cent from $77.4 billion at December 31, 2006 primarily due to growth in segregated fund assets and Manulife Bank. Strong net sales drove the increase in segregated funds, reflecting the impact of record sales combined with improved retention experience in our wealth management businesses. Manulife Bank assets exceeded $10 billion, an increase of 26 per cent from a year ago due to the continued success of its loan and mortgage products.

Funds Under Management

As at December 31 (Canadian $ in millions)	2007	2006	2005
General fund	$51,466	$46,509	$42,424
Segregated funds	31,391	27,448	23,443
Mutual and other funds	3,286	3,441	3,152
Total funds under management	$86,143	$77,398	$69,019

Moving Forward

Our vision is to be the premier life insurance based financial services organization in Canada with a reputation for innovative products, excellent service, and professional value-added advice to meet the needs of our customers. Our focus on distribution expansion, product innovation, cross-business unit collaboration opportunities and service excellence leverages the strong Manulife brand to achieve these goals.

Enhancing our strong multi-channel distribution capabilities is critical to the success of all of our businesses. Our distribution success in Individual Insurance and Individual Wealth Management has been built on a diversified, independent distribution platform, and this will continue for the foreseeable future. The key to success in individual distribution is to become an advisor’s number one supplier and with this in mind, we have built a diverse portfolio of superior products and services to support advisors in meeting the needs of their customers. In 2007, through the acquisition of Berkshire-TWC Financial Group (“Berkshire”), we doubled our dealer advisor base, provided all of our advisors with access to securities sales through Berkshire’s Investment Dealer Association (“IDA”) licensed organization, and substantially increased our assets under management. Going forward, we will continue to focus on developing relationships with these new advisors to expand their knowledge and sales of Manulife’s proprietary products and services. In addition, we will continue to expand and enhance our other individual distributor relationships. Manulife Bank plans to capitalize on its sales momentum through further distribution expansion, doubling its number of banking consultants by 2010. On the group side, we will focus on improving market penetration in targeted areas and have several initiatives underway to expand our reach in the MGA and independent advisor channels. We are also increasing the focus on working across all our business units to capitalize on existing advisor and customer relationships as an opportunistic approach for organic growth.

Service excellence and product innovation are key for all our businesses, underlying both sales growth and customer retention. We continually strive to improve service to advisors and customers and be known as the preferred carrier with which to do business, providing integrated solutions to meet customers’ needs. Our individual businesses are working to implement a retail service strategy to improve the service experience for shared advisors and customers.

Changing demographics and health care reform present evolving opportunities for growth as aging baby boomers approach retirement. To address this, Individual Insurance has established a product team tasked with developing product and marketing ideas to respond to the needs of the changing demographic in the marketplace over the next five years. In 2007, we introduced a new long-term care product and going forward will focus on developing awareness of both long-term care and critical illness coverage in the marketplace. Product launches planned for early 2008 include a revised whole life insurance product – Performax Gold – which, along with our universal life product offerings, enhances our portfolio of permanent life insurance products available to customers. Individual Wealth Management continues to focus on products which support wealth accumulation and preservation throughout retirement. We recently launched the second generation of our guaranteed minimum withdrawal benefit product, IncomePlus, now providing a lifetime guarantee, and enhancements to this and other product offerings to support pre-retirement and retirement planning are ongoing. In addition, Manulife Bank supports advisors in providing clients with access to cash flow as part of a comprehensive financial planning strategy.

Group Benefits’ focus is on the development of new products and services in response to the changing legislative and demographic landscape in Canada, as well as maintaining a strong presence in the mature Canadian marketplace. Group Savings and Retirement Solutions’ goal is to continue to expand its share in the mid to large case market while creating innovative, value-added solutions to assist with asset rollovers.

We selectively invest in technology and infrastructure improvements to increase customer satisfaction while driving productivity gains and expense efficiencies. Our primary objectives are to support new product development and make ourselves “easier to do business with” by improving functionality and the service experience for customers and advisors. We continue to rationalize multiple administration systems, a legacy from previous merger and acquisition activity, as well as implement new technology across our businesses. In addition, we are expanding services offered over the internet, examples of which include the ongoing development of end-to-end processing for transactions with Manulife Bank and Affinity Markets.

2007 Annual Report	13

Asia and Japan Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. We provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

In 2007, Asia and Japan Division contributed 20 per cent of the Company’s shareholders’ net income, 15 per cent of total premiums and deposits and as at December 31, 2007, accounted for 11 per cent of the Company’s funds under management.

Financial Performance

Asia and Japan Division’s shareholders’ net income for 2007 was $858 million, an increase of 17 per cent from $734 million reported in 2006. On a U.S. dollar basis earnings increased 23 per cent driven by the impact of rising equity markets on investment income in Hong Kong and in the Other Asia Territories and by increased fee income from the growth in funds under management across the pension and wealth management businesses. Growth in Indonesia’s earnings on in-force business, new product launches and the repricing of medical riders in Taiwan also contributed to the increase. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar and the impact of turbulent equity markets in Japan.

Net loss attributable to the participating policyholders was $31 million as compared to income of $46 million in 2006. The major contributor to the loss in 2007 was changes in actuarial assumptions related to the par segment’s portion of increased future policyholder benefits.

Summary Statements of Operations

For the years ended December 31 (in $ millions)	Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$2,946	$2,933	$2,962	$2,753	$2,588	$2,448
Investment income
Investment income	747	863	716	689	761	592
Realized and unrealized gains on assets supporting policy liabilities	516	–	–	497	–	–
Other revenue	767	515	354	723	454	294
Total revenue	$4,976	$4,311	$4,032	$4,662	$3,803	$3,334
Policyholder benefits	$2,583	$2,083	$1,908	$2,432	$1,839	$1,575
General expenses	598	564	574	560	498	474
Investment expenses	58	44	35	54	39	29
Commissions	645	566	624	604	498	517
Other	93	84	81	87	73	67
Total policy benefits and expenses	$3,977	$3,341	$3,222	$3,737	$2,947	$2,662
Income before income taxes	$999	$970	$810	$925	$856	$672
Income taxes	(172)	(190)	(69)	(159)	(168)	(57)
Net income	$827	$780	$741	$766	$688	$615
Less net (loss) income attributed to participating policyholders	(31)	46	9	(32)	41	7
Net income attributed to shareholders	$858	$734	$732	$798	$647	$608

Premiums and Deposits

Premiums and deposits were $10.4 billion, up 24 per cent from $8.4 billion reported in 2006. On a U.S. dollar basis, premiums and deposits grew 33 per cent. The primary driver of the growth was Hong Kong’s wealth management and pension business, together with strong sales of the new variable annuity product in Japan. This was partially offset by the unfavourable impact of the strengthened Canadian dollar.

Premium income was consistent with last year. On a U.S. dollar basis, premium income grew by six per cent reflecting improved individual insurance sales in Indonesia and the continued growth in our China expansion. These increases were largely offset by the decline in universal life premiums in Japan and the adverse impact of the strengthened Canadian dollar.

Segregated funds grew 38 per cent driven by strong sales of unit-linked products and higher pension contributions in Hong Kong; strong sales of the new variable annuity product launched in June of this year in Japan; and sales of both our investment linked product and our new variable annuity product in Singapore. Offsetting these increases was the unfavourable impact of the strengthened Canadian dollar.

14	2007 Annual Report

Mutual fund deposits grew by 112 per cent over 2006. Deposits in Indonesia increased by 183 per cent as a result of the continued recovery in mutual fund sales since late 2006 and the expansion of our fund offerings together with a strengthened bancassurance distribution channel. Increased deposits in Hong Kong were driven by favourable market returns and the expansion of our fund offerings. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Premium income	$2,946	$2,933	$2,962	$2,753	$2,588	$2,448
Segregated fund deposits	6,122	4,747	5,226	5,774	4,177	4,323
Mutual fund deposits	1,338	681	917	1,270	598	751
Total premiums and deposits	$10,406	$8,361	$9,105	$9,797	$7,363	$7,522

Funds Under Management

Funds under management grew by 15 per cent, or $5.7 billion, to $43.3 billion at December 31, 2007. On a U.S. dollar basis funds under management increased 36 per cent. Growth was fuelled by the strong net policyholder cash flows from variable annuity sales in Japan; increased business volumes in pension and wealth management products in Hong Kong and the positive impact of rising equity markets. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Funds Under Management

As at December 31 (in $ millions)	Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
General fund	$16,761	$16,560	$16,111	$16,963	$14,212	$13,819
Segregated funds	20,727	17,232	12,282	20,977	14,787	10,533
Mutual and other funds	5,779	3,744	3,303	5,848	3,213	2,834
Total funds under management	$43,267	$37,536	$31,696	$43,788	$32,212	$27,186

Moving Forward

Our vision within the Asia and Japan Division is to leverage our core strengths, including our professional agency distribution and commitment to customer service excellence, while expanding distribution through banks, financial advisors and other alternative channels and expanding our product offerings with a particular emphasis on wealth management across the region to fuel future growth.

In Hong Kong, our brand recognition has been bolstered by 1.3 million customers, our AAA rating and a professionally trained agency force of 3,500. Going forward, we will continue to diversify our distribution as we expand the bancassurance and independent financial advisory channels through the development of channel specific products, strengthening our wholesaling and account management capabilities as well as building a service platform that differentiates us from competitors. To continue the sales momentum in Wealth Management, in addition to expanded distribution, our focus is on broadening fund and manager choices and leveraging the launch of the first variable annuity product in Hong Kong. We continue to monitor proposed government initiatives to create medical savings accounts, to drive medical insurance and to provide Mandatory Provident Fund (MPF) members with choice as to where their funds are invested. We are well positioned to capitalize on opportunities that materialize as medical reform takes shape and member choice for MPF becomes a market reality.

Our core strategy in Japan is to grow our two major lines of business, Insurance and Wealth Management. The Bikkuri-Bako product launched in June 2007 re-established us as a significant player in the variable annuity business and we expect its success to continue as we expand distribution to other partners. Continued growth of our two main channels of distribution, career agents for Insurance and banks and security dealers for variable annuities, remains a key area of focus. The introduction of new channels and new products, such as products for the corporate market through independent agencies and insurance products for distribution through our bank relationships to benefit from the full deregulation of insurance product distribution through banks at the end of 2007, are expected to enhance sales momentum. A key element of our Wealth Management strategy is to continue to leverage our North American expertise in product development and distribution in order to capitalize on the growth opportunities in this sector of the market.

Our Other Asia Territories’ operations are becoming increasingly important contributors to our overall results, a trend that we expect to continue. Expansion of bancassurance distribution is a continued area of focus as evidenced by the launch of our joint venture in 2007 with China Bank in the Philippines. In 2007 we established asset management companies in Singapore, Thailand and Vietnam. We plan to further expand our asset management footprint in addition to expanding the products offered through existing operations. We were the first to launch variable annuities in Singapore and Taiwan and we plan to leverage this “first mover” advantage further in 2008.

In China our core focus continues to be geographic expansion to solidify our position as a leading Sino-foreign insurance joint venture. We ended 2007 operating in 24 cities, and were approved for an additional four cities, among the most of any foreign insurance joint venture. Moving forward, our objective is to grow our operations geographically and to expand distribution and product beyond our traditional agency and insurance product focus. In 2008 a particular focus will be to leverage our sponsorship of the 2008 Beijing Olympics to enhance our brand development in China.

2007 Annual Report	15

Reinsurance Division

Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.

Through offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan, we provide customer-focused solutions and innovative products in the following lines of business:

■	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions;

■	Property and Casualty – offering traditional property catastrophe and aviation retrocession for Property and Casualty reinsurers; and

■

International Group Program (“IGP”) – offering international employee benefits management through a network of life insurance companies (Associate Insurers) operating throughout the world to meet the group insurance and pension needs of multinational corporations and their affiliates.

In 2007, Reinsurance Division contributed six per cent of the Company’s shareholders’ net income and two per cent of the Company’s premiums and deposits.

Financial Performance

Reinsurance Division’s shareholders’ net income for 2007 was $263 million, a decrease of 11 per cent from $294 million reported in 2006. On a U. S. dollar basis, earnings decreased by five per cent due to lower Property and Casualty Reinsurance earnings resulting from both unfavourable claims experience compared with favourable experience in 2006 and lower business volumes. This was partly offset by higher earnings in Life Reinsurance driven by strong investment results and improved claims experience. In addition, the impact of the strengthened Canadian dollar dampened earnings for the year.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$1,026	$1,010	$1,217	$956	$890	$1,005
Investment income
Investment income	186	208	185	172	184	156
Realized and unrealized gains on assets supporting policy liabilities	29	–	–	31	–	–
Other revenue	20	19	27	19	17	22
Total revenue	$1,261	$1,237	$1,429	$1,178	$1,091	$1,183
Policyholder benefits	$824	$764	$1,452	$771	$675	$1,202
General expenses	52	52	45	49	45	38
Investment expenses	4	3	3	3	3	3
Commissions	4	5	20	3	5	19
Other	8	10	(2)	7	8	(2)
Total policy benefits and expenses	$892	$834	$1,518	$833	$736	$1,260
Income (loss) before income taxes	$369	$403	$(89)	$345	$355	$(77)
Income taxes	(106)	(109)	(19)	(99)	(96)	(15)
Net income (loss) attributed to shareholders	$263	$294	$(108)	$246	$259	$(92)

Premiums

Premiums were $1,026 million, up two per cent from $1,010 million reported in 2006. The increase was largely due to higher Life Reinsurance premiums driven by new business and increased rates as a result of the natural aging of the in-force business. This was partly offset by the impact of the stronger Canadian dollar as well as lower Property and Casualty Reinsurance premiums resulting from lower business volumes.

16	2007 Annual Report

Premiums

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Life Reinsurance	$523	$476	$452	$487	$419	$374
Property and Casualty Reinsurance	70	97	310	66	86	257
International Group Program	433	437	455	403	385	374
Total premiums	$1,026	$1,010	$1,217	$956	$890	$1,005

Moving Forward

As the leading individual life retrocessionaire in North America, our focus is to continue to write profitable business while maintaining our leadership position in the niche markets where we choose to operate.

Our clients in the Life Reinsurance market have experienced declines in business volumes in recent years and, as a result, are considering various options for improving their volumes. These changes in the reinsurance market may ultimately have a negative impact on our new business volumes. Given that our position in the Life Retrocession market is very strong and our capacity is the largest in the industry, we will work with our clients to find mutually attractive life retrocession in-force opportunities and to extend our excess-of-retention pool business. Clients are concerned about their own profitability so, while we will continue to be disciplined in our pricing, we will look to reduce our unit costs through technology solutions to ensure our competitiveness. We will enhance our customer service and responsiveness and improve our data analytics and risk management capabilities through a number of initiatives involving our organizational and systems infrastructures. In addition, we are working on the development of new products that will position us to meet our clients’ needs in regard to risk and capital management.

Property and Casualty Reinsurance has established a recognized market position as a leader in providing retrocessional coverage for a very select clientele in the property and aviation reinsurance markets. The property catastrophe market did not experience a major insured catastrophe in 2007. As a result, we expect that traditional risk rates and terms will continue to soften in the near future. Our longstanding and excellent client relationships, combined with our superior financial rating, position us well to find opportunities in the market that will provide attractive returns. We have limited our exposure in this line of business and we expect to continue writing business at the same levels as in 2007.

IGP expects to maintain its market leading position through continued dominance in North America while growing in Europe and Asia.

Supplemental Information Regarding Non-Traditional Life Reinsurance

Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.

The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.

The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance is that, in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.

All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.

2007 Annual Report	17

Corporate and Other

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health (“JH A&H”) operation, which primarily consists of contracts in dispute.

In 2007, Corporate and Other contributed five per cent of the Company’s shareholders’ net income and, as at December 31, 2007, accounted for eight per cent of the Company’s funds under management.

Financial Performance

Corporate and Other’s shareholders’ net income was $223 million in 2007, slightly higher than $218 million reported in 2006. Contributing to the increase were higher net investment income largely driven by realized gains on the sale of public and private equities and the more favourable claims experience in the John Hancock Accident and Health business. Offsetting these items were lower income as a result of less favourable credit experience compared to a very strong 2006; a charge for asset repositioning at the beginning of 2007 as a result of moving to the new CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”; and a charge taken by Corporate and Other for the centrally managed interest rate mismatch position in the large North American insurance segments.

Summary Statements of Operations

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Revenue
Investment income	$33	$358	$376
Other revenue	305	299	379
Realized gains on invested assets	456	–	–
Total revenue	$794	$657	$755
Policyholder benefits	$(159)	$(419)	$(572)
General and investment expenses	369	417	578
Other	418	381	331
Total policy benefits and expenses	$628	$379	$337
Income before income taxes	$166	$278	$418
Income taxes	12	(60)	(39)
Net income	$178	$218	$379
Loss attributed to participating policyholders[1]	(45)	–	–
Net income attributed to shareholders	$223	$218	$379
[1]	Represents one-time charge to participating accounts in China reflecting the impact of moving to a methodology consistent with the other territories.

Funds Under Management

Funds under management decreased by 17 per cent, or $6.6 billion, to $31.9 billion at December 31, 2007. The decline in the general fund is largely due to the negative impact of the strengthened Canadian dollar as well as the impact of buying back 56 million common shares for $2.2 billion during the year. Segregated funds in this division relate to timber investments. Other funds under management also decreased as a result of the negative impact of the strengthened Canadian dollar.

Funds Under Management

As at December 31

(Canadian $ in millions)	2007	2006	2005
General fund	$9,639	$11,620	$6,768
Segregated funds	2,598	2,727	2,760
Third party funds managed by Investment Division	19,704	24,164	25,204
Total funds under management	$31,941	$38,511	$34,732

18	2007 Annual Report

Investment Division

Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland. Additionally, MFC Global has a physical presence in key financial centers around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout South-east Asia.

General Fund Assets

The objective in investing in these assets is to maximize returns while operating within the Company’s investment, risk management, asset liability matching and investment policies. The Company’s general fund invested assets expressed in Canadian dollars decreased to $161.3 billion as at December 31, 2007 from $171.3 billion as at December 31, 2006. The decrease in assets reflects $18.8 billion negative impact of the strengthened Canadian dollar during the year, offset by asset growth and $4.4 billion positive impact of new accounting rules effective January 1, 2007 whereby public securities are now carried at fair value. The following table shows the composition of the Company’s general fund invested assets.

General Fund Assets

As at December 31 (Canadian $ in millions)		2007		2006
	Carrying value	% of total	Carrying value	% of total
Cash and short-term securities	$12,354	8	$10,901	6
Bonds	72,831	45	78,085	46
Stocks	11,134	7	11,272	7
Mortgages	26,061	16	28,131	16
Private placements	21,591	13	25,074	15
Policy loans	5,823	4	6,413	4
Bank loans	2,182	1	2,009	1
Real estate	5,727	4	5,905	3
Other investments	3,597	2	3,530	2
Total invested assets	$161,300	100	$171,320	100

Bonds and Private Placements

The Company’s bond and private placement portfolio represented 58 per cent of invested assets as at December 31, 2007. This portfolio of public bonds and private debt is diversified by sector as well as by industry, duration and issuer. There was no significant change in sector distribution during the year. At the end of 2007, 96 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and Private Placements As at December 31 (Canadian $ in millions)			2007			2006
	Fair value	% of total	% Investment Grade	Fair value	% of total	% Investment Grade
Government and agency	$25,383	27	96	$28,571	27	97
Financial	21,048	22	99	22,119	21	99
Telecommunications	2,421	3	90	3,161	3	96
Utilities	12,475	13	94	13,732	13	93
Energy	5,761	6	98	6,246	6	95
Industrial	5,364	6	94	5,942	6	95
Securitized (ABS/MBS)	9,218	10	99	11,390	11	99
Consumer (non-cyclical)	4,869	5	94	5,398	5	96
Consumer (cyclical)	2,789	3	88	3,210	3	84
Basic materials	3,237	4	80	3,298	3	81
Technology	263	–	100	363	–	99
Media and internet	1,308	1	97	1,795	2	90
Diversified and miscellaneous	268	–	98	359	–	99
Total bonds and private placements[1]	$94,404	100	96	$105,584	100	96
[1]	Includes bonds of $72,831 (2006 – $80,730) and private placements of $21,573 (2006 – $24,854) with carrying value of $72,831 and $21,591 respectively.

2007 Annual Report	19

Mortgages and Real Estate

As at December 31, 2007, mortgages represented 16 per cent of invested assets with 55 per cent of the mortgage portfolio in Canada and 45 per cent in the United States. Commercial mortgages accounted for 74 per cent of total mortgages with the rest being Canadian residential and agricultural mortgages. Predominantly composed of first mortgages, the mortgage portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 21 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return.

As at December 31, 2007, four per cent of the Company’s invested assets were held in real estate, with a fair value of $7.6 billion (2006 – $7.2 billion). The portfolio is diversified by geographic region, with 59 per cent located in the United States, 34 per cent in Canada and seven per cent in Asia. The portfolio is also diversified by property type, with 86 per cent in commercial properties and 14 per cent in timber and agriculture. The commercial portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The Company has been able to deliver occupancy rates that are highly satisfactory. Office properties represented 83 per cent of the commercial portfolio, with the remainder shared between industrial, retail, residential and other property types.

Stocks

As at December 31, 2007, stocks represented seven per cent of invested assets. The portfolio consists almost entirely of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2007, the stock portfolio was invested 31 per cent in U.S. issuers, 40 per cent in Canadian issuers, 21 per cent in Asian issuers and eight per cent in other issuers.

Other Investments

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agricultural sectors.

Third Party Assets

MFC Global also manages a significant book of third party assets on behalf of clients of the Company’s operating divisions and institutional clients. Assets managed for third parties decreased by $3 billion to $91 billion, however, on a constant currency basis, assets managed for third parties increased by $10 billion or 10.6 per cent, driven by growth from both retail and institutional mandates.

Third Party Assets

As at December 31, (Canadian $ in millions)			Change
	2007	2006	$	%
Managed on behalf of:
Operating Division clients	$64,728	$64,519	$209	–
Institutional clients	26,247	29,335	(3,088)	(11)
Total third party assets	$90,975	$93,854	$(2,879)	(3)

Moving Forward

Consistently achieving superior investment returns and growing the investment management business remain the two primary goals of the Investment Division. Although credit spreads have widened due to the subprime crisis, the challenge ahead remains maintaining high returns in investment grade assets in an environment which continues to be characterized by low interest rates and rising credit risk. The Company’s disciplined investment philosophy, diversified holdings, portfolio of alternative assets and strong credit quality are expected to continue to provide enhanced risk adjusted returns.

In addition, the Division will continue to leverage our strong distribution network, expanded expertise and significant scale to aggressively grow the investment management business. The Division plans on investing in this business in 2008 to expand its institutional distribution network and build the infrastructure to support its growth plans for 2009 and beyond.

20	2007 Annual Report

Risk Management

Overview

Manulife Financial’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue and earnings growth, and shareholder value growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.

Risks will only be assumed that are prudent in relation to the Company’s capital strength and earnings capacity, are aligned with our operational capabilities, meet our corporate ethical standards, allow us to remain diversified across risk categories, businesses and geographies, and for which we expect to be appropriately compensated. Risk must be managed effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management framework sets out policies and standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. In order to ensure that we can effectively execute our risk management we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.

Individual risk management strategies are also in place for each specific key risk within our broad risk categories: strategic, credit, market and liquidity, insurance and operational. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy related to assuming risks;

■	Establishment of specific risk limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

Sound business decisions require a strong risk culture, and well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC approves and periodically reviews our enterprise risk management policy, risk taking philosophy, overall risk appetite, and approves and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and all related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Financial Officer (“CFO”) and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and continuously promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policy, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

The executive-level risk oversight committees and their mandates are presented below:

Executive Risk Committee

■ Approves and oversees execution of our enterprise risk management framework ■ Establishes risk taking philosophy and risk appetite	■ Approves key risk policies and limits ■ Monitors risk exposures and reviews major risk taking activities

Product Oversight Committee	Credit Committee	Global Asset Liability Committee

■ Establishes product design and pricing policies and standards of practice, and oversees execution of our insurance risk management strategy

■ Reviews insurance risk exposures

■ Sub-group approves product offerings

■ Establishes and oversees execution of our credit risk management strategy, policies and standards of practice

■ Reviews credit exposures and reviews major risk taking activities

■ Approves large individual credits and investments

■ Establishes and oversees market and liquidity risk management strategies, policies and standards of practice, including our asset liability management program

■ Monitors market and liquidity risk exposures and reviews major risk taking activities

■ Approves target investment strategies

2007 Annual Report	21

Business units across the organization own and take accountability for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering expected risk-adjusted returns.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification and Monitoring

Manulife Financial endeavours to evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis and to identify, monitor, measure, and control the risks assumed using a common set of practices. Our business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.

The ERC and the ARMC each review a set of risk reports quarterly that present all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with all key risk policy limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.

Risk Measurement

Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing of earnings and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet all obligations with a very high and pre-defined confidence level. We evaluate our consolidated earnings volatility using an earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization.

We stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse but “plausible” scenarios through our Dynamic Capital Adequacy Test.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk limits for each specific risk. Controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and are a normal part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level are delegated based on the skill, knowledge and experience of the specific individuals.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risks.

The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition, and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.

22	2007 Annual Report

The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line.

The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and our reputation. External business, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:

■	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

■	Detailed business planning executed by divisional management and reviewed by the CEO;

■	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation that ensures a consistent decision making framework across the organization;

■	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.

Market and Liquidity Risk

Market risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk management strategy including our asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas properties, interest rate changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to keep potential losses from these risks within acceptable limits. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support.

General account product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

2007 Annual Report	23

Market Price and Interest Rate Risk

Key Risk Factors  Market price volatility and interest rate changes, including credit spreads, with our product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in our shareholders’ equity account. The level of our sales activity and asset retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.

Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments made as recurring premiums are received, and to a lesser extent, due to tactical mismatch positions taken between the term profile of our assets and liabilities. Market price and interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. If the term profile of our assets is shorter than our liabilities, interest rate declines may reduce the future return on invested assets supporting the liabilities. On the other hand, for products that pass through investment returns to policyholders, if rates increase significantly we may need to increase credited rates and reduce margins in order to remain competitive. Declines in market values of equity, commercial real estate, and timberlands will also impact the return on assets supporting liabilities and in our shareholders’ equity account.

Market price and interest rate risk arising from our off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and variable insurance products. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets could reduce asset-based fee revenues and increase the cost of guarantees associated with our variable products.

Risk Management Strategy  We manage assets supporting products that generally pass through investment returns to policyholders, to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances. To support wealth management products with fixed credited rates, we invest in fixed income assets that have a term profile generally matching the term profile of the liabilities, to the extent assets are available in the market at those terms. Several insurance and wealth management products have guaranteed benefits extending well beyond the term for which fixed income assets are generally available in the market. We manage assets supporting these long-dated benefits to achieve a target return sufficient to support these obligations over their lifetime, subject to established risk tolerances by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value sensitivity to specific stress scenarios, earnings at risk and economic capital.

Interest rate and credit spread risk arising in our general account, is managed against enterprise-wide economic capital and earnings at risk based limits and economic value sensitivity limits for specific segments. We delegate trading authorities to individuals as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration and cash flow targets are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We mitigate market price risk arising from our general account non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas properties. We manage total non-fixed income asset investments against an established aggregate limit and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.

We mitigate both market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital. We have reinsurance in place on existing business that transfers investment return related benefit guarantee risk, where appropriate. We also employ dynamic capital markets hedging for a portion of our business.

The Company’s aggregate exposure to equities is managed against enterprise-wide economic capital and earnings at risk based limits. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.

Exposures Arising from General Fund The following table shows the potential impact on shareholders’ economic value as a result of specific stress scenarios applied to our general fund, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal models. We calculate shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are:

■	an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets;

24	2007 Annual Report

■	an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum interest rate of 0.25 per cent and

■	an immediate ten per cent decline in the market value of non-fixed income assets.

Liabilities supported with matching mandates include guaranteed benefit and expense obligations falling within terms for which fixed income assets are generally available in the market. These liabilities represented approximately half of our product liabilities as at December 31, 2007. Our strategy is to support these liabilities with fixed income assets that have a generally matching term profile.

Liabilities supported with target return mandates include guaranteed benefit and expense obligations falling beyond the term for which fixed income assets are generally available in the market as well as liabilities for products where investment returns are generally passed through to policyholders. These liabilities represented approximately half of our product liabilities as at December 31, 2007. Target return mandate segments also include assets in our shareholders’ equity account. The underlying economic risk exposure arising from our long-dated guaranteed liabilities is the potential failure to achieve the assumed returns over the entirety of their long investment horizon. For products where investment returns are generally passed through to policyholders, the economic risk arises primarily from embedded minimum guarantees and policyholder withdrawal options.

Table 1    ^    Impact on Shareholders’ Economic Value Arising From General Fund

As at December 31 (Canadian $ in millions)	1% change in interest rates		10% decline in market values**
	Increase	Decrease	Equities	Real Estate	Timber	Other*
2007
Matching Mandates
Wealth management	$6	$(9)
Insurance	95	(159)
Total	$101	$(168)
Target Return Mandates
Wealth management	$(27)	$3	$(56)	$(39)	$(3)	$(4)
Insurance	778	(1,224)	(120)	(239)	(48)	(10)
Shareholders’ equity account	(369)	467	(292)	(2)	(22)	(64)
Total	$382	$(754)	$(468)	$(280)	$(73)	$(78)
2006
Matching Mandates
Wealth management	$22	$(24)
Insurance	247	(325)
Total	$269	$(349)
Target Return Mandates
Wealth management	$(70)	$13	$(59)	$(27)	$(4)	$(3)
Insurance	533	(1,033)	(124)	(211)	(67)	(7)
Shareholders’ equity account	(396)	451	(339)	(15)	(1)	(65)
Total	$67	$ (569)	$(522)	$(253)	$(72)	$(75)

*	Other assets include agricultural lands and oil and gas holdings.

**	A 10% increase in market values of equities, real estate, timber and other assets would have the exact opposite impact to that displayed above.

As at December 31, 2007, the largest portion of our exposure to interest rate changes arose in our target return segments supporting our guaranteed liabilities falling beyond the term for which fixed income assets are generally available in the market. These segments had exposure to a permanent decline in interest rates primarily due to fixed income asset portfolios with terms shorter than the long-dated liabilities they support. Interest rate exposure also arose as a result of minimum rate guarantees on products where we generally pass through investment returns. The exposures within our insurance liability segments were partially offset by the exposures within our shareholders’ equity account. We remain positioned to benefit from interest rate increases.

Exposures Arising from Variable Products and Other Managed Assets  The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline and ten per cent increase in the market value of equity funds.

2007 Annual Report	25

Table 2    ^    Impact on Shareholders’ Economic Value from Variable Products and Other Managed Assets

Change in Market Values as at December 31 (Canadian $ in millions)	2007		2006
	10% Increase	10% Decrease	10% Increase	10% Decrease
Market-based fees	$545	$(540)	$543	$(567)
Variable product guarantees	$99	$(209)	$104	$(167)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.

Table 3    ^    Variable Annuity and Segregated Fund Benefit Guarantees

	2007			2006
As at December 31 (Canadian $ in millions)	Fund value[2]	Amount at risk[2]	Expected guarantee cost[3]	Fund value[2]	Amount at risk[2]	Expected guarantee cost[3]
Maturity/income/withdrawal benefits	$60,737	$863		$51,188	$429
Death benefits[1]	11,063	1,230		12,926	1,133
Total	$71,800	$2,093	$(2,268)	$64,114	$1,562	$(1,623)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

[2]

Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable and represents a theoretical value only.

[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The expected guarantee cost represents the average, across all stochastically modeled investment return scenarios, of the present values of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees, considering future mortality, policy termination and annuitization rates. Fee income supporting guarantees is expected to exceed benefit payments, resulting in a negative expected cost. The increase in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2006 was driven by sales of products with higher guarantees that also have higher margins on an expected basis.

Foreign Currency Risk

Key Risk Factors  A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar strengthened relative to non-Canadian currencies, the translated value of reported earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.

Risk Management Strategy  Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels. This policy ensures that changes to our reported shareholders’ equity are largely offset by changes in our reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates. However, the policy results in variability in reported shareholders’ equity. Currency risk exposure is managed to an established value at risk limit measured relative to the policy position.

The following table shows the impact on shareholders’ equity and net income of a 1% change in the Canadian dollar relative to our key operating currencies.

Table 4    ^    Impact of Changes in Foreign Exchange Rates*

	Shareholders’ Equity		Net Income
As at December 31 (Canadian $ in millions)	2007	2006	2007	2006
1% strengthening relative to U.S. Dollar	$(159)	$(165)	$(31)	$(28)
1% strengthening relative to Japanese Yen	$(14)	$(15)	$(6)	$(6)

*	A weakening in rates would have the exact opposite impact to that displayed above.

Liquidity Risk

Key Risk Factors  Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders

26	2007 Annual Report

either terminating policies with material cash surrender values, or not renewing them when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.

The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.

Risk Management Strategy  Global liquidity management policies and procedures are designed to ensure we have adequate liquidity available to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

Liquidity risk is reduced by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force, thereby generating a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, to ensure liquidity is available and cash is employed optimally.

Global operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include cash and short-term securities, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets.

Table 5    ^    Strategic Liquidity*

	2007		2006
As at December 31 (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$81,487	$81,571	$89,966	$89,140
Adjusted policy liabilities	$20,597	$26,750	$22,507	$28,973
Liquidity ratio	396%	305%	400%	308%

*	During the year, the Strategic Liquidity Ratio was adjusted to more accurately reflect the liquidity assumptions associated with certain pledged assets. Prior year numbers have been revised to conform to the current basis of calculation.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general account invested assets and off-balance instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties, including reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

2007 Annual Report	27

We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A” from internationally recognized rating agencies. We measure derivative counterparty exposure as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

An allowance for losses on loans is established when a loan becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional provisions or asset write-downs will not be required.

Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates. As at December 31, 2007 and December 31, 2006, credit loss rates over the next year which exceed the rates provided for in actuarial reserves by 25 per cent would reduce net income by $21 million and $30 million, respectively.

A variety of aggregate credit risk exposure measures are shown in the following table.

Table 6        Credit Risk Measures

As at December 31 (Canadian $ in millions unless otherwise stated)	2007	2006

Net impaired assets	$240	$341
Net impaired assets as a per cent of total invested assets	0.15%	0.20%
Allowance for loan losses	$76	$186
Provision for future credit losses included in actuarial liabilities[1]	$1,991	$2,547

[1]

Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,066 million as at December 31, 2007 and $1,289 million as at December 31, 2006.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. To develop assumptions for future claims, we use both Company and industry experience. To develop assumptions for future policyholder behavior, we use Company experience and predictive models. Predictions, therefore, rely on significant judgment. Actual experience may be materially different than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced however, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy, this committee establishes global product design and pricing standards and guidelines.

These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations	■ target profit objectives ■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation	■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, ensuring corporate

28	2007 Annual Report

standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

As noted above, fluctuations in claims experience may result in losses. As at December 31, 2007 and December 31, 2006 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $127 million and $123 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and asset liability risk and insurance risk.

Risk Management Strategy  Manulife Financial’s corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance covers that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies:

Reputation Risk  Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. Representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill various obligations. Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide Reputation Risk Policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries and depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief

2007 Annual Report	29

compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. Technology related risks are managed through a rigorous systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks and Corporate Human Resources manages our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to help ensure that counterparties are environmentally responsible. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the unique operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; unexpected changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

30	2007 Annual Report

Capital Management

Overview

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure under a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and our own business needs. Overall, the capital position of the Company and its entities remains well in excess of all regulatory requirements.

Capital Management Framework

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements; to ensure safety and stability of our financial position; to ensure we have the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that exceed regulatory requirements. This ensures ongoing compliance with regulatory constraints and enables us to properly take into account risk profiles, rating agency expectations and peer comparisons, among others. Management regularly monitors performance against those internal targets and initiates action when appropriate.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels. The currency mix of assets supporting capital is consistent with the currency mix of the company’s underlying liability risks.

Annually as part of our Dynamic Capital Adequacy Testing (“DCAT”), we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2007 results indicate that the Company’s capital levels continue to provide sufficient protection against a number of severe adverse shocks.

Capital quality is maintained by limiting the amount of debt capital or non-permanent equity capital in the capital structure. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments. Our capital and funding structure also meets expectations of rating agencies with respect to their various leverage measures. The Company monitors and rebalances its capital mix through opportunistic capital issuances, capital repurchases and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”).

As at December 31, (Canadian $ in millions)	2007	2006	2005
Equity	$22,406	$25,018	$23,443
Preferred shares	982	982	688
Innovative instruments	1,000	1,000	1,000
Subordinated debentures	1,196	1,195	800
AOCI on AFS securities	1,327	–	–
Other capital instruments	470	1,156	1,157
Non-controlling interest in subsidiaries	146	202	187
Total	$27,527	$29,553	$27,275

The 2007 numbers reflect the adoption of CICA Handbook section 3855 on January 1, 2007. For further details, see note 14 to the consolidated financial statements.

The reduction in the Company’s capital relative to previous years is primarily due to a larger reported deficit in AOCI on currency translation of net foreign operations. The deficit reflects mostly the appreciation of the Canadian currency relative to the U.S. dollar. Since the currency translation also lowered required capital, overall changes in the exchange rate had an immaterial impact on the Company’s capital position.

In addition to the currency movements, the total capital was also affected by the Company’s share repurchases and capital redemptions that are discussed below. Their impact was largely offset by the growth in earnings.

Designated committees of the Board of Directors review and approve Manulife’s Capital Management Policies. Each quarter members of the Audit and Risk Management Committee of the Board review the Company’s capital position. Annually, the Chief Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, chaired by the CFO and consisting of senior finance, risk management and investment executives. The committee oversees capital policies as well as reviews issues and initiatives that affect the capital position of Manulife’s subsidiaries and the Company as a whole.

2007 Annual Report	31

Common Shareholder Dividend and Target Dividend Payout Ratio

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income. The dividends per common share paid in cash and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2007	2006	2005
Dividends per common share paid in cash	$0.88	$0.73	$0.58
Common share dividend payout ratio	31%	29%	28%

Note: On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares.

Capital and Funding Activities

In 2007, we issued $251 million of capital (2006 – $1,078 million as well as $896 million in long-term debt) and redeemed/repurchased $2,916 million of capital (2006 – $1,881 million), including $2,245 million of common shares (2006 – $1,631 million).

During 2007, pursuant to the acquisition of a subsidiary as well as the exercise of stock options and the settlement of deferred share units, 9.5 million common shares were issued for a total consideration of $251 million (2006 – $139 million).

On February 1, 2007, the Company redeemed its total outstanding U.S. $492.5 million 8.375% Capital Trust Pass-through Securities (“TruPS”) issued by MIC Financing Trust I (“MIC Trust”) that qualified as regulatory capital, at par plus accrued and unpaid distributions to the date of redemption.

On December 31, 2007, The Manufacturers Life Insurance Company (“MLI”) redeemed its total outstanding 6.10% non-cumulative Class A, Series 6 preferred shares for $89 million. These shares reduced the amount of non-controlling interest in subsidiaries (see note 12 to the consolidated financial statements).

During 2007, MFC purchased and subsequently cancelled 56.4 million common shares pursuant to normal course issuer bids (“NCIB”) at a total cost of $2,245 million. The current NCIB expires on November 8, 2008, and allows for the repurchase of up to 75 million common shares at prevailing market prices of which 3.1 million shares were repurchased as at December 31, 2007.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined using methods and assumptions in the guideline. The capital position of the consolidated MFC holding company remains well in excess of our internal targets.

Manulife has established capital targets in excess of regulatory targets for our primary operating subsidiaries. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).

MLI, our principal Canadian operating company, is regulated by OSFI and is subject to Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at December 31, 2007 was 221 per cent (December 31, 2006 – 243 per cent), well in excess of OSFI’s target of 150 per cent. The key drivers affecting the ratio over the course of 2007 were business growth, changes in asset and liability mix, dividends paid to MFC and capital redemptions, all of which more than offset the positive impact of earnings. MLI’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2007. In particular Manulife Canada Ltd., an OSFI-regulated Canadian operating insurance company, had an MCCSR ratio of 216 per cent, well above the regulatory target of 150 per cent.

JHLICO is domiciled in the State of Massachusetts and reports annually subject to the Risk-Based Capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”). JHLICO’s RBC ratio changed from 370 per cent as at December 31, 2006 to 439 per cent as at December 31, 2007 due to earnings and asset mix changes offsetting business growth. This ratio is well above the regulatory target of 200 per cent. JHLICO’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2007.

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Credit Ratings

The Company’s credit ratings are among the highest of global financial institutions. In September 2007, Moody’s upgraded the ratings of MFC’s key subsidiaries, including MLI and JHLICO, from Aa2 to Aa1 with a stable outlook. S&P ratings for those key subsidiaries remained at AAA following upgrades from AA+ in November 2006.

The following table summarizes our operating company ratings as at December 31, 2007.

Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AAA	Aa1	IC-1	AA+	A++
John Hancock Life Insurance Company	AAA	Aa1	Not Rated	AA+	A++
John Hancock Life Insurance Company (U.S.A.)	AAA	Aa1	Not Rated	AA+	A++
Manulife (International) Limited	AAA	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AAA	Not Rated	Not Rated	Not Rated	Not Rated

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity. Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding accumulated other comprehensive income on available-for-sale securities and cash flow hedges.

2007 Annual Report	33

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes relate to the evaluation of invested asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described below.

Evaluation of Invested Asset Impairment

Available-for-sale fixed income securities which are considered other than temporarily impaired are written down to their estimated fair value with losses recorded in earnings.

Available-for-sale stocks which are considered other than temporarily impaired are also written down to their estimated fair value with losses recorded in earnings.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

In assessing whether an impairment is other than temporary and assessing fair values and recoverable values, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single issuers and borrowers, for which the ultimate outcome is unknown.

Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk beginning on page 27.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the conservative end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

34	2007 Annual Report

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality:  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2007 experience was favourable when compared with our assumptions.

Morbidity:  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2007 experience was unfavourable when compared with our assumptions.

Policy Termination and Premium Persistency:  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2007 experience was unfavourable when compared to our assumptions.

Expenses and Taxes:  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2007 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns:  We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2007, credit loss experience on both bonds and mortgages continued to be favourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. Overall 2007 investment management expense experience was unfavourable when compared to our assumptions.

Foreign Currency:  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products:  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

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The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31 (Canadian $ in millions)
	2007	2006
Best estimate actuarial liability	$96,030	$102,502
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$6,167	$5,659
Policyholder behavior (lapse/surrender/premium persistency)	2,544	2,667
Expenses	918	850
Investment risks (non-credit)	9,932	9,169
Investment risks (credit)	1,161	1,581
Segregated fund guarantees	457	435
Other	443	553
Total Provision for Adverse Deviation (PfAD)	$21,622	$20,914
Segregated funds – additional margins	11,548	9,798
Total of PfAD and additional segregated fund margins	$33,170	$30,712

Reported actuarial liabilities as at December 31, 2007 of $117,652 million (2006 – $123,416 million) are composed of $96,030 million (2006 – $102,502 million) of best estimate actuarial liability and $21,622 million (2006 – $20,914 million) of PfAD.

The increase in PfAD for insurance risks is due in part to a reallocation of future expected mortality improvements offset from expected assumptions to PfADs for North American Individual Insurance businesses, as well as an increase in the morbidity PfAD supporting Long Term Care business driven by business growth.

The increase in PfAD for investment risk (non-credit) reflects an increased margin in the valuation for interest spread risk.

PfADs for investment risk (credit) have decreased due to currency given the relative concentration of higher allowance assets in the U.S., as well as the removal of certain minimum margins on corporate bonds.

Segregated fund margins, namely those classified as non-capitalized margins, have increased from growth and market movement.

Sensitivity of Policy Liabilities to Changes in Assumptions

When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.

Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31,
(Canadian $ in millions)	Increase (Decrease) in Policy Liabilities
	2007	2006
Policy Related Assumptions
1% increase in future mortality rates	$ 56	$ 76
1% worsening in future morbidity rates	211	134
10% adverse change in future termination rates	841	913
10% increase in future expense levels	689	775
Asset Related Assumptions
100 basis point decrease in market interest rates	$ 641	$ 615
100 basis point increase in market interest rates	(528)	(510)
10% decrease in equity market values	511	572
10% decrease in real estate and other non-fixed income asset market values	348	269

■	The sensitivities of policy liabilities to changes in assumptions shown in the table above are adjusted for the related impact on income taxes.

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts and reduce policy liabilities for policies with longevity risk such as payout annuities. For policies where an increase in mortality will increase policy liabilities, the impact of a one per cent increase on life policies alone is $148 million.

■

Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increases by $3,743 million for a 100 basis point decrease in interest rates, and decreases by $2,507 million for a 100 basis point increase in interest rates.

■

The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

■

The sensitivities to real estate and other non-fixed income market values reflect the impact of an increase/decrease on all forms of real estate assets as well as any other non-fixed income instruments supporting policy liabilities excluding common and private equities.

Review of Actuarial Methods and Assumptions

The 2007 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $32 million. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in 2007 shareholders’ income of pre-tax $19 million.

36	2007 Annual Report

Impact of 2007 Review by Category of Change

(Canadian $ in millions)

Interest rate risk booking scenario	$(40)	Increase from reducing the assumed ultimate risk free re-investment rates applied in the scenario used to establish policy liabilities. Under this scenario, risk free interest rates and market spreads are assumed to grade from current market level rates to ultimate re-investment rates over five years. The reduction in the long bond risk free rates underlying the ultimate re-investment rates was to 3.55% in Canada and 3.65% in the U.S., a reduction of 25 bps. Offsetting this increase was a reduction from updating the current market spreads used in the re-investment grading to reflect Q3 2007 market spreads. Going forward this assumption will be updated each quarter, similar to the risk free rates.
Other investment return assumption and modeling changes	(228)	The reduction is driven by (i) elimination of a modeling uncertainty provision established in the 2006 basis changes related to new investment modeling processes implemented at that time, (ii) a reduction from removal of minimum asset default margins based on determination that these were not required given the robust way in which the long-term underlying default assumptions are developed, and (iii) updates to expected returns for real estate, equity, and infrastructure assets.
Regular review of non- economic assumptions	659	Comprises the following items: (i) a net increase from the impact of strengthening future morbidity assumptions, less offsetting expected policy adjustments, on U.S. Long Term Care; (ii) an increase from mortality strengthening in U.S. Annuities and Reinsurance partially offset by a decrease in Japan; (iii) an increase from strengthening related to policy persistency, primarily on U.S. Long Term Care, Canadian Individual Insurance and U.S. Variable Annuities; (iv) an increase from expense assumptions reflecting both higher projected future investment management expenses and increased administrative expense assumptions.
Model enhancements	(168)	Comprised of a number of enhancements, including (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a decrease from product cash flow modeling refinements in Canadian Individual Insurance partially offset by an increase in U.S. Life; (iii) an increase from refining the segregated fund guarantee reserve methodology to replace the averaging methodology currently used with a method consistent with recent actuarial guidance.
Overhead expenses	(95)	Net reduction in the proportion of future overhead expenses that are assumed to relate to in-force business.
Par Closed Block PfAD levels	(96)	Reduction of margins for par closed block ceded actuarial liabilities.
Total	$32

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The change in policy liabilities in respect of the review of assumptions was $(62) million for Q4, and $94 million in Q1 to Q3 2007.

The 2006 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $67 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2006 shareholders’ income of pre-tax $82 million.

Impact of 2006 Review by Category of Change

(Canadian $ in millions)

Asset risk	$(146)	Reduction in provisions related to the risk on disposition of assets in the John Hancock private debt portfolio supporting policy liabilities.
Interest rate risk booking scenario	261	Increase from adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. The new scenario assumes faster convergence in North America from current market rates to the conservative assumed ultimate long-term interest rates. The new scenario maintains current levels of conservatism versus the most adverse of the professionally prescribed scenarios; these prescribed scenarios were also changed in 2006.
Other investment return assumption impacts	(404)	Decrease from updating the future investment return assumptions for 2006 investment market movements. The reduction is driven by strong non-fixed income returns (equities and real estate) in a number of businesses.
Regular review of non- economic assumptions	506	Comprises the following items: (i) increase from strengthening related to policy persistency, primarily on U.S. and Canadian Individual Insurance, U.S. Long Term Care, and Life Reinsurance; (ii) increase from expense assumptions primarily reflecting higher projected future investment management expenses; (iii) an increase from mortality assumptions driven by the adverse impact of improving mortality experience on Long Term Care offset by the beneficial impact from improving mortality in a number of insurance businesses; and (iv) a decrease from refinements to Long Term Care claims modeling assumptions.
Model enhancements	(284)	Comprises a number of enhancements, including (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a net decrease from model refinements related to investment risks; and (iii) a net increase from refinements to future investment spread modeling.
Total	$(67)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

2007 Annual Report	37

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business; acquisitions; in-force movement; and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2007 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819
Impact of adopting new accounting policies for financial instruments	1,566	1,119	3,769	1,236	59	–	7,749
Balance, January 1, 2007	$45,798	$39,341	$36,323	$14,909	$1,943	$254	$138,568
New business	387	2,210	373	(126)	11	–	2,855
In-force movement	1,957	(5,263)	(43)	973	(118)	243	(2,251)
Currency impact	(7,046)	(5,640)	(4)	(1,843)	(215)	(2)	(14,750)
Total net changes, excluding new accounting policies for financial instruments	$(4,702)	$(8,693)	$326	$(996)	$(322)	$241	$(14,146)
Balance, December 31, 2007	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase in policy liabilities from adopting new accounting policies for financial instruments was offset by an increase in the statement value of the assets supporting policy liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,263 million for in-force movements on the U.S. Wealth Management block includes $2,235 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The increase in the Corporate and Other segment includes certain liabilities related to the business segments which will be moved into those segments early in 2008.

Included in the total in-force reduction of $2,251 million is an increase of $32 million from changes in methods and assumptions, as described earlier. This increase results in a decrease in pre-tax earnings.

Of the $604 million net increase in policy liabilities related to new business and in-force movement, $376 million is an increase in actuarial liabilities. The remaining $228 million is an increase in other policy liabilities.

2006 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2006	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049
New business	433	1,394	303	(146)	16	–	2,000
Acquisitions	–	–	–	8	–	–	8
In-force movement	1,799	(6,276)	960	462	(366)	111	(3,310)
Currency impact	41	(154)	–	183	3	(1)	72
Total net changes	$2,273	$(5,036)	$1,263	$507	$(347)	$110	$(1,230)
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase of $8 million in acquisition results from the acquisition of a block of business from Pramerica in the Philippines in the third quarter of 2006.

The large reduction of $6,276 million for in-force movements on the U.S. Wealth Management block includes $4,534 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The reduction of $366 million for

38	2007 Annual Report

in-force movement in Reinsurance Division is largely due to provisions set up in 2005 related to Hurricane Katrina that were released to cover claims costs. The increase in the Corporate and Other segment includes a liability established in the 2006 valuation review of methods and assumptions related to implementation of quarterly CALM valuation for insurance business.

Included in the total in-force reduction of $3,310 million is a reduction of $67 million from changes in methods and assumptions, as described earlier. This reduction results in an increase in pre-tax earnings.

Of the $1,310 million net reduction in policy liabilities related to new business and in-force movement, $1,127 million is a decrease in actuarial liabilities. The remaining $183 million is comprised of a $284 million decrease in other policy liabilities and a $101 million re-classification from other liabilities to policy liabilities, both of which impacted the Consolidated Balance Sheet.

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company’s policy is that when it is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 18 to the consolidated financial statements, certain VIEs have been consolidated into the general fund, with no financial impact, and certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 18 to the consolidated financial statements.

Pensions and Other Post-employment Benefits

We have a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. These plans include registered/qualified pension plans, supplemental pension plans and, in some instances, health, dental and life insurance plans. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of these assumptions, are presented in note 17 to the consolidated financial statements.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the Company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2007 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.

2007 Annual Report	39

Changes in Accounting Policies

Stock-based compensation

In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date, and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively.

The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to January 1, 2006 opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10 million, made up of $7 million related to stock options and $3 million related to restricted share units. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 million (net of a provision for income taxes of $1 million).

Financial instruments – recognition and measurement, hedges, comprehensive income and equity

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as trading (under Section 3855’s fair value option), AFS or as loans and receivables. Financial instruments designated as fair value option, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Stock securities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities which support policy liabilities as trading under the fair value option in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated AFS. Private placement debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value option are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time such changes are reported in earnings.

With the introduction of the financial instrument standards, the life insurance standard Section 4210 was replaced with Section 4211 which removes the unique investment accounting for insurance enterprises for financial instruments, other than owned real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings. In addition, Section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under Section 4210, equity impairments were not recognized unless the entire equity portfolio was impaired. Under the new sections the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as fair value option or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as fair value in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were designated as fair value.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with Section 4211 except for certain reinsurance contracts. Reinsurance contracts principally involving the transfer of financial risks are accounted for under Section 3855 and are measured at fair value. The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees. In addition, the Reinsurance Division has entered into similar contracts with other insurance companies. The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts. The change in fair value of these contracts is reported as change in actuarial liabilities. The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under Section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value option unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176 million, an increase in opening participating policyholders’ equity of $13 million and an increase in opening AOCI of $1,741 million. Amounts previously reported as currency translation account have been reclassified to AOCI.

40	2007 Annual Report

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

(Canadian $ in millions)	January 1, 2007	Accounting Policy Changes	December 31, 2006	reference
Assets
Invested assets
Cash and short-term securities	$10,898	$(3)	$10,901
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	–	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,721	$4,401	$171,320
Other assets	$14,625	$29	$14,596
Derivatives	1,978	1,578	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,324	$6,008	$186,316

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Long-term debt	1,929	(1)	1,930	9
Future income tax liability	2,429	171	2,258	10
Derivatives	1,793	883	910	11
Other liabilities	5,749	50	5,699
	$161,208	$4,445	$156,763
Liabilities for preferred shares and capital instruments	3,680	(15)	3,695	12
Non-controlling interest in subsidiaries	202	–	202
Equity
Participating policyholders’ equity	155	13	142	13
Shareholders’ equity
Preferred shares	638	–	638
Common shares	14,248	–	14,248
Contributed surplus	125	–	125
Retained earnings	13,336	(176)	13,512	14
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges	1,741	1,741	–	15
on translation of net foreign operations	(3,009)	–	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,324	$6,008	$186,316

[1]	Net unrealized gains of $1,155 on AFS and $1,467 on fair value option

[2]	Net unrealized gains of $1,146 on AFS and $814 on fair value option

[3]	Hedge accounting adjustments related to loans being designated in prior years as hedged items

[4]	Adoption of new impairment policy for equities

[5]	Fair value adjustment

[6]	Consequential impact of change in accounting policies

[7]	Elimination of category for other than real estate

[8]	Unrealized gain related to electing fair value

[9]	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006

[10]	Tax effect of opening adjustments

[11]	Fair value adjustment

[12]	Subordinated debt payable to MIC Financing Trust I classified as trading

[13]	Portion of fair value adjustments related to par surplus

[14]	Result of above items

[15]	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

2007 Annual Report	41

Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee’s EIC 46, “Leveraged Leases”, which harmonizes leveraged lease accounting with U.S. GAAP. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The Company’s adoption of EIC 46 resulted in a charge to opening retained earnings at January 1, 2007 of $157 million.

Capital disclosures

Effective October 1, 2007, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This section requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. Transition to the new standard did not have any financial impact to the Company.

Future Change in Accounting Policies

Financial instruments – disclosure and presentation

On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2007, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2007, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the ARMC, the CEO and CFO.

42	2007 Annual Report

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2007. Their report, on page 48, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2007 Annual Report	43

Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2007, the Company’s contractual obligations and commitments are as follows:

Payments due by period (Canadian $ in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt [1]	$2,280	$600	$144	$505	$1,031
Liabilities for capital instruments[1,2]	7,464	170	340	345	6,609
Purchase obligations	537	156	232	124	25
Capital leases	5	2	3	–	–
Operating leases	422	107	152	97	66
General fund policyholder liabilities[3]	438,141	14,534	14,641	12,410	396,556
Bank deposits and consumer notes[1]	12,535	9,484	1,512	611	928
Other	261	82	79	39	61
Total contractual obligations	$461,645	$25,135	$17,103	$14,131	$405,276

[1]

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2008 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2007 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

[2]

Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

[3]

General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2007, there were $2,535 million of investment commitments (2006 – $2,211 million), of which $1,727 million matures within one year (2006 – $1,712 million), $726 million within one to three years (2006 – $414 million), $70 million matures within three to five years (2006 – $73 million) and $12 million matures after five years (2006 – $12 million).

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”). Note 18 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.

Legal and Regulatory Proceedings

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.

44	2007 Annual Report

Quarterly Financial Information

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
Revenue
Premium income
Life and health insurance	$3,799	$3,640	$3,694	$3,678	$3,996	$3,629	$3,593	$3,552
Annuities and pensions	1,500	1,242	1,138	1,053	1,084	1,049	1,078	1,123
Total premium income	$5,299	$4,882	$4,832	$4,731	$5,080	$4,678	$4,671	$4,675
Investment income	3,575	3,117	1,100	2,549	2,863	2,593	2,368	2,609
Other revenue	1,393	1,359	1,356	1,340	1,247	1,140	1,150	1,120
Total revenue	$10,267	$9,358	$7,288	$8,620	$9,190	$8,411	$8,189	$8,404
Income before income taxes	$1,358	$1,466	$1,440	$1,342	$1,440	$1,330	$1,271	$1,295
Income taxes	(284)	(397)	(341)	(355)	(332)	(362)	(323)	(349)
Net income	$1,074	$1,069	$1,099	$987	$1,108	$968	$948	$946
Net income available to shareholders	$1,144	$1,070	$1,102	$986	$1,100	$974	$959	$952
Basic earnings per common share	$0.76	$0.70	$0.72	$0.63	$0.71	$0.62	$0.61	$0.60
Diluted earnings per common share	$0.75	$0.70	$0.71	$0.63	$0.70	$0.62	$0.60	$0.59
Segregated funds deposits	$9,043	$8,888	$8,545	$10,751	$7,879	$7,705	$7,997	$9,706
Total assets	$176,458	$175,232	$179,307	$191,079	$186,316	$178,005	$177,222	$183,110
Segregated funds net assets	$175,544	$175,094	$177,509	$179,441	$172,937	$154,606	$146,904	$151,858
Weighted average common shares (in millions)	1,502	1,511	1,532	1,546	1,545	1,551	1,570	1,584
Diluted weighted average common shares (in millions)	1,515	1,525	1,546	1,562	1,561	1,566	1,586	1,601
Dividends per common share	$0.24	$0.22	$0.22	$0.20	$0.20	$0.175	$0.175	$0.175

Other Disclosures

Selected Annual Financial Information

As at and for the years ended December 31 (Canadian $ in millions, except per share amounts)	2007	2006	2005
Total assets	$176,458	$186,316	$182,785
Long-term financial liabilities:
Long-term debt	$1,820	$1,930	$1,078
Non-controlling interest in subsidiaries	146	202	187
Liabilities for preferred shares and capital instruments	3,010	3,695	3,301
	$4,976	$5,827	$4,566
Cash dividend per common share	$0.88	$0.725	$0.58
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$1.16252	$0.96554
Cash dividend per Class A Share, Series 3	$1.125	$1.07813	$–

Additional Information Available

Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at and on SEDAR at.

Outstanding Shares

As at March 18, 2008, MFC had 1,496,797,569 common shares outstanding.

2007 Annual Report	45